UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS No. RI014

Grupo Televisa Prices U.S.$1,000 million of 5.00% Senior Notes due 2045

MEXICO CITY, May 8, 2014 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) today announced the pricing of U.S.$1,000 million aggregate principal amount of 5.00% senior notes due May 13, 2045 registered with the U.S. Securities and Exchange Commission (SEC). The offering is expected to settle on May 13, 2014, subject to customary closing conditions.

Credit Suisse, Deutsche Bank and HSBC acted as joint book-running managers.

Copies of the prospectus supplement and the accompanying base prospectus may be obtained from: Credit Suisse, Eleven Madison Avenue, New York, New York, 10010-3629, telephone: 1-800-221-1037; Deutsche Bank, Attention: Prospectus Department, 60 Wall Street, New York, New York 10005, telephone: 1-800-503-4611, email: prospectus.cpdg@db.com; HSBC, Attention: Debt Capital Markets Syndicate, 452 Fifth Avenue, New York, New York 10018, telephone: 1-866-811-8049.

This announcement does not constitute an offer to sell or the solicitation of offers to buy any security, nor shall there be any offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B.  Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 9, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel